Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year ended September 30,
	2005	2006	2007	2008	2009

Earnings:
Loss from operations before income taxes	$(3,381)	$(8,058)	$(22,423)	$(44,344)	$(42,933)

Add:
Interest portion of rental expense (1)	24	26	64	126	195

Total Earnings	$(3,357)	$(8,032)	$(22,359)	$(44,218)	$(42,738)

Fixed Charges:
Interest portion of rental expense (1)	24	26	64	126	195

Total fixed charges	$24	$26	$64	$126	$195

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency (2)	$(3,381)	$(8,058)	$(22,423)	$(44,344)	$(42,933)

(1) Computation of Interest Factor of Rental Expense:
Operating rental expense	$73	$79	$194	$383	$591
Interest factor	33%	33%	33%	33%	33%

Total	$24	$26	$64	$126	$195

Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.

(2)	In each of the years, we incurred losses from operations and as a result our earnings were insufficient to cover our fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.